Exhibit 99.21

April 14, 2023

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Valour Inc. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General Special Meeting
Meeting Date:	June 20, 2023
Record Date for Notice of Meeting:	May 9, 2023
Record Date for Voting (if applicable):	May 9, 2023
Beneficial Ownership Determination Date:	May 9, 2023
Class of Securities Entitled to Vote:	Common Shares
ISIN:	CA92027E1051
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	N/A
Notice and Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	N/A

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company
as agent for Valour Inc.